EXHIBIT 12
HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(dollars are in millions)
Ratios excluding interest on deposits:
Income from continuing operations	$129	$330	$354	$(338)	$(1,248)
Income tax expense (benefit)	89	230	(56)	156	422
Fixed charges:
Interest on:
Short-term borrowings	79	46	36	27	28
Long-term debt	864	709	650	661	671
Others(1)	15	16	(88)	66	33
One third of rents, net of income from subleases	27	28	31	33	31
Total fixed charges, excluding interest on deposits	985	799	629	787	763
Earnings from continuing operations before taxes and fixed charges, excluding interest on deposits	$1,203	$1,359	$927	$605	$(63)
Ratio of earnings to fixed charges, excluding interest on deposits	1.22	1.70	1.47	.77	(.08)

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$985	$799	$629	$787	$763
Add: Interest on deposits	468	260	145	184	316
Total fixed charges, including interest on deposits	1,453	1,059	774	971	1,079
Earnings from continuing operations before taxes and fixed charges, excluding interest on deposits	1,203	1,359	927	605	(63)
Add: Interest on deposits	468	260	145	184	316
Earnings from continuing operations before taxes and fixed charges, including interest on deposits	$1,671	$1,619	$1,072	$789	$253
Ratio of earnings to fixed charges, including interest on deposits	1.15	1.53	1.39	.81	.23

(1)
During 2014,we concluded certain state and local tax audits resulting in the settlement of significant uncertain tax positions covering a number of years. As a result, we released tax reserves previously maintained in relation to the periods and issues under review. In addition, we released our accrued interest associated with the tax reserves released which resulted in a $120 million benefit to interest expense in 2014.